UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Kurrant Food Enterprises, Inc.
(Exact name of registrant as specified in its corporate charter)

000-52210
(Commission File No.)
Colorado	20-3902781
(State of Incorporation)	(IRS Employer Identification No.)

No. 1 Zhidali Road, Economic Development Zone
Tengzhou, Shandong, P.R.China
 (Address of principal executive offices)

0632-395777
 (Registrant’s telephone number)
____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

Kurrant Food Enterprises, Inc.

No. 1 Zhidali Road, Economic Development Zone
Tengzhou, Shandong, P.R.China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 18, 2011, to the holders of record at the close of business on February 14, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Kurrant Food Enterprises, Inc., a Colorado corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated February 11, 2011 (the “Share Exchange Agreement”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Kurrant Food Enterprises, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on or about February 11, 2011.

On the Record Date, 49,850,660 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On February 11, 2011 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among (i) Zhidali Industrial Co., Ltd., a British Virgin Islands company, (“Zhidali Industrial”) (ii) Zhidali International Group Inc. (“Zhidali International”), the sole shareholder of Zhidali Industrial, (iii) us, and (iv) our principal stockholder.

In connection with the closing of the Exchange Agreement, Mr. Zhiqiang Yang, our majority shareholder, agreed to cancel his 10,175,000 shares of the Common Stock that he owned in the Company. Additionally, Christopher Bell, our sole officer and director resigned from our board of directors (the “Board”) and all officer positions that he held in the Company. Accordingly, we appointed Mr. Zhiqiang Yang as the Chairman of the Board and our Chief Executive Officer. Following the expiration of the ten (10) day time period following the mailing of an Information Statement complying with rule 14F-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Bell’s resignation as a director shall become effective, and Mr. Zhiqiang Yang shall serve as a director of the Company.

Our directors approved the Exchange Agreement and the transactions contemplated thereby. Simultaneously, the directors of Zhidali International also approved the Exchange Agreement and the transactions contemplated thereby.

As a result of the Exchange Agreement, the Company acquired 100% of the processing and production operations of Zhidali Industrial and its subsidiaries, the business and operations of which now constitutes our primary business and operations.   Specifically, as a result of the Exchange Agreement on February 11, 2011:

•
We acquired and now own 100% of the issued and outstanding shares of capital stock of Zhidali Industrial the British Virgin Islands holding company which indirectly controls Shandong Zhidali Industrial Co. ("Shandong Zhidali”) and its telecommunications business, through a series of agreements (the “VIE Agreements”);

•	We issued 47,358,127 shares of common stock to the Zhidali International.; and
•	Zhidali International was issued common stock of the Company constituting approximately 95% of the fully diluted outstanding shares.

Shandong Zhidali is a telecommunications company engaged in the broadcast service business as well as the production and sale of innovative digital and high-definition television set-top boxes in the city of TengZhou, Shandong Provience of the Peoples Republic of China (“PRC”).

The incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  None of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Share Purchase Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Name of Beneficial Owner	Amount (number of shares)	Percentage of Outstanding Shares of Common Stock *

Zhidali International Group Inc. (1)	47,358,127	95.00%
Zhiqiang Yang (2)	0	0%

* Based upon 49,850,660 shares of Common Stock issued and outstanding after the closing of the Share Exchange on February 11, 2011.

(1) Zhidali International Group, Inc. is owned by Chan Yuet Ming (subject to the Make Good Agreement described in Footnote 2 and the discussion below).

(2) Zhiqiang Yang was appointed chairman of our board of directors and our chief executive officer at the closing of the Share Exchange. Pursuant to a make good agreement, Mr. Zhiqiang Yang, our Chairman and Chief Executive Officer will have an option, subject to certain vesting periods, to acquire from Chan Yuet Ming, the current sole shareholder of Zhidali International Group Inc., up to 99% over a five year vesting period, of Zhidali International Group Inc. equity, which, upon exercise, would entitle Mr. Yang to own 99% of the equity of Zhidali International Group Inc.. Accordingly, upon exercise of such option, Mr. Yang will indirectly (through his ownership of Zhidali International Group Inc.) own and control 46,884,546 shares of our Common Stock.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Purchase Agreement, our Board of Directors consisted of one member, Mr. Christopher Bell, who was elected to serve until their successors are duly elected and qualified.  Mr. Bell has submitted a letter of resignation and Mr. Zhiqiang Yang has been appointed to our Board of Directors. Mr. Bell’s resignation and the appointment of Mr. Yang will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Zhiqiang Yang (1)	34	Chief Executive Officer and Director
Christopher Bell (2)	33	Director

(1)	Will become a director on the Effective Date.

(2)	Former Chief Executive Officer prior to February 11, 2011 and current director until the Effective Date.

Mr. Zhigiang Yang

Mr. Yang has experience in management of various types of companies. In that regard, between 1994 and 1997, Mr. Yang was an initial joint investor for the Sanyou Delivery Station where he also served as a manager. From 1997 to 1999, Mr. Yang served as the General Manager of the Shenzhen Pengfei Printing Co., Ltd. Thereafter, from 1999 to 2001, he served as the Executive Vice General Manager for Zingzhenyu (Shenzen) Electronica Co., Ltd.

From 2001 to 2002 Mr. Yang served as the President of Shenzen Zhidali Industrial Co., Ltd. From 2002-2003 he then served as the President of Shenzen Zhidali Plastic Model Co., Ltd. From 2003-2005, Mr. Yang served as the President of Zhidali (Jining) Co., Ltd. From 2005 to 2006, Mr. Yang served as the President of Shenzhen Chenhui Electronica Co., Ltd. Thereafter, from 2006 to 2008, Mr. Yang served as the President of Shenzhen Zhidali Plastic and Metal Manufacturing Co., Ltd.

From 2008 to the present, Mr. Yang serves as President of the Shandong Zhidali Industrial Co., Ltd., Tengzhou Zhidali Radio and Television Network Co., Ltd. as well as the Tengzhou Zhidali Media Co., Ltd.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended September 30, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. e envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Shares. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended September 30, 2010.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended September 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at September 30, 2010. No equity awards were made during the fiscal year ended September 30, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended September 30, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended September 30, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended September 30, 2010.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended September 30, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Tianyu Steel Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 18, 2011

Kurrant Food Enterprises, Inc.

/s/ Zhiqiang Yang
Zhiqiang Yang
Chief Executive Officer